UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) *

CARLOTZ, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

1142552108

(CUSIP Number)

TRP Capital Partners, LP

380 N. Old Woodward Ave., Suite 205

Birmingham, Michigan 48009

(248) 648-2358

August 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1142552108

1.	Name of Reporting Person TRP Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,799,776
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,799,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,799,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.0%
14.	Type of Reporting Person PN

1.	Name of Reporting Person TRP Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,799,776
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,799,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,799,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.0%
14.	Type of Reporting Person OO

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed on February 1, 2021 (the “Original Statement”), on behalf of (i) TRP Capital Partners, LP, a Delaware partnership, and (ii) TRP Capital Management, LLC, a Delaware limited liability company. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Original Statement, as amended by this Amendment No. 1 (the “Schedule 13D”), relates to the Class A Common Stock, par value $0.0001 per share (the “Class A common Stock”), of CarLotz, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Except as set forth on the cover pages hereto and as set forth below, all previous Items in the Schedule 13D remain unchanged.

Item 1. Security and Issuer

Item 1 is hereby amended and restated as follows:

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of CarLotz, Inc., f/k/a Acamar Partners Acquisition Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 3301 W. Moore St., Richmond, Virginia 23230.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are amended and restated as follows.

(a) – (c) As of the date hereof, TRP holds 21,799,776 shares of Class A common stock, representing approximately 19.0% of the outstanding shares of Class A common stock. As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 21,799,776 shares of Class A common stock, representing approximately 19.0% of the Class A common stock. The percentage of the outstanding shares of Class A common stock held by the Reporting Persons is based on 114,707,700 shares of Class A common stock outstanding as of August 8, 2022.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the below disclosure following the final paragraph:

Voting and Support Agreement

On August 9, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shift Technologies, Inc., a Delaware corporation (“Shift”), and Shift Remarketing Operations, Inc., a Delaware corporation and direct wholly owned subsidiary of Shift (“Merger Sub”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and as a direct wholly owned subsidiary of Shift (the “Merger”). On August 9, 2022, in connection with the execution of the Merger Agreement, TRP entered into a Voting and Support Agreement with Shift and the Issuer (the “Voting Agreement”).

Pursuant to the Voting Agreement, TRP agreed, among other things, to vote or cause to be voted all beneficially owned securities of the Issuer, at every meeting of the stockholders of the Issuer, (i) in favor of (A) the Merger Agreement and the transactions contemplated therein (including the Merger) and (B) any proposal to adjourn or postpone such meeting of stockholders to a later date or dates as necessary, and (ii) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the Issuer’s closing conditions under the Merger Agreement, or change in any manner the voting rights of any class of shares of the Issuer. In addition, TRP agreed to certain transfer restrictions prior to the earlier of the meeting of stockholders of the Issuer, the closing of the Merger, the termination of the Merger Agreement, the outside date set forth in the Merger Agreement, or the adoption of an amendment of the Merger Agreement without TRP’s consent with respect to certain specified changes.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Voting and Support Agreement, dated as of August 9, 2022, by and among Shift Technologies, Inc., CarLotz, Inc. and TRP Capital Partners, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2022	TRP Capital Partners, L.P.

	By:	/s/ David R. Mitchell
	Name:	David R. Mitchell
	Title:	Managing Director

TRP Capital Management, LLC

	By:	/s/ David R. Mitchell
	Name:	David R. Mitchell
	Title:	Managing Director